April 13, 2007

Mail Stop 4561

Mr. Thomas F. Gibney
President and Chief Executive Officer
Hometown Bancorp, Inc.
12 Main Street
Wayne, NY 12586

Re: **Hometown Bancorp, Inc.**
        Registration Statement on Form SB-2
        Filed March 16, 2007
        File No. 333-141351

Dear Mr. Gibney,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please update the financial statements as required by Item 310(g) of Regulation S-B when you file an amendment to the registration statement.

2.   A currently dated consent of the independent auditors should be included in the amendment to the registration statement. See Rule 302 of Regulation S-T which discusses signatures in electronic filings.

3.   Please revise to state that the Summary summarizes "material," not selected information.

How We Determined the Offering Range, page 4

4.   You have disclosed that the offering price for the maximum range is being offered at a
        discount on a fully converted tangible book value basis relative to the peer group median.
        Please disclose, in this section and again in the section "How We Determined the
        Offering Range and the $10.00 Purchase Price" beginning on page 82, why you decided
        to price the stock at this discount. In particular, please indicate the specific reasons
        identified by FinPro to justify the discount to the peer group.

Reasons for the Offering, page 6

5.   We note that the reasons you have given for the offering are mostly focused on increased
        lending and growth opportunities at the bank level; however, it appears from your "Use
        of Proceeds section" that a substantial majority of your proceeds will go to the bank
        holding company at the offering's maximum range. Please include additional disclosure
        here, and on page 71, addressing the Bank Holding Company's reasons for offering
        which specifically addresses this potential surplus.

Equity Incentive Plan, page 7

6.   Where you have disclosed the number of stock options as a percentage of total shares
        issued, including the shares issued to Hometown Bancorp MHC, please also include this
        number based on the number of shares issued to public shareholders only. For example,
        you have stated that options may be issued up to 4.9% of the total outstanding shares, but
        the percentage of the public shares this represents is 10.89%.

Risk Factors, General, page 13

7.   Several of your risk factors make statements that you "cannot assure" or "cannot
        guarantee" the reader that a given event might happen. Revise this section to eliminate
        this type of language. The point of a particular risk factor is to discuss a material risk and
        explain to the reader likelihood of the risk impacting an investment in your stock, not
        your ability to provide assurance.

8.   If appropriate, please include a risk factor which addresses your exposure to the subprime
        lending market in light of the current climate of default. Include a discussion regarding
        how this may affect your future financial results and business practices. We note you
        have experienced almost triple the number of residential delinquencies in 2006 compared
        to 2005.   Please include a fulsome discussion of this risk.

The loss of senior management…, page 14

9.   Please include that you currently do not have employment agreements or non-compete agreements with any of the named executives.

Use of Proceeds, page 21

10.   We note that one of the possible uses of proceeds you have suggested is the repurchase of your common stock; please include an explanation as to why you are currently contemplating repurchasing your stock which, based on the peer group data, could cost significantly more after this offering.

Capitalization, page 24

11.   Please revise the column headings of the capitalization table to state that they relate to the pro forma capitalization for the minimum, midpoint, maximum and adjusted maximum amounts of the offering range.

12.   Disclose the equity-to-assets ratio for each of the capitalization ranges and describe in a footnote how this ratio is determined.

Regulatory Capital Compliance, page 25

13.   Please revise this section to state that all regulatory capital ratios are Tier 1 risk-based ratios as described in Note 15, Regulatory Capital Requirements, on page F-25.

14.   Please tell us and explain in a footnote to this section why the common stock to be acquired for restricted stock awards under the equity incentive plan, as described in footnote (5) to the capitalization table on page 24, has not been deducted from the net proceeds of the offering to determine the pro forma increases in GAAP and regulatory capital.

15.   Please tell us and revise footnote (2) to provide the following information:

- Quantify the percentage or dollar amount of the *portion* of net unrealized losses on available-for-sale securities that were recorded as a difference between the capital level under generally accepted accounting principles and the Tier 1 tangible capital and core capital.

- State the regulatory basis for including only a portion of the net unrealized losses as a difference between capital under generally accepted accounting principles and Tier 1 tangible capital and core capital.

- Revise the reference to Note 15, Regulatory Capital Requirements, on page F-24 of the financial statements to describe the nature of the *additional information.* Note 15 does not appear to describe the reasons for the difference between capital under generally accepted accounting principles and equity under generally accepted accounting principles and Tier 1 tangible capital and core capital.

Pro Forma Data, page 26

16.   Please provide in this section the following information:

- State if the pro forma stockholder's equity is intended to represent the fair market value of the common stock; and

- Disclose if the amounts available for distribution to shareholders may be different than the pro forma shareholder's equity in the event of liquidation.

17.   Please describe in this section the effect, if any, on pro forma stockholder's equity and pro forma stockholder's equity per share of the bad debt reserve established by the Company for federal income tax purposes in the event of liquidation.

Lending Activities, One to Four-Family Residential Loans, page 32

18.   Please disclose what underwriting criteria are used to determine the credit worthiness of your customers.

Loan Underwriting Risks; Adjustable Rate Loans, page 34

19.   We note that you state a "rising interest rate environment could cause an increase in delinquencies and defaults;" please disclose whether you have experienced this situation to date.

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 40

Table 3, Summary of Loan Activity, page 44

20.   We refer to the purchase of loan participations for $2.2 million in 2006. Please tell us and include a footnote to the table to describe:

- The nature and risk characteristics of the loan participations;

- The business reasons for their acquisition; and

- If these purchases of loan participations are expected to recur in future periods.

21.   Discuss in this section the reasons for the 19% decrease in total loan originations during the year ended 2006 as compared to 2005 and if this decrease in indicative of a trend that is expected to affect future fiscal periods.

Provision for Loan Losses, page 47

22.   We refer to your statement that the change in the provision for 2006 of $102,000 as compared to $99,000 for 2005 was based on management's estimate of the losses inherent in your total loan portfolio and the increase in the size of the loan portfolio. Please revise this discussion to fully explain the reasons for the changes in the provision for the loan loss allowance taking into consideration the following:

- Changes in your credit risk profile as compared to other thrift institutions as a result of your increased lending of higher risk loans for commercial real estate, construction and land acquisitions. Refer to the risk factor on page 13 titled "Our emphasis on commercial real estate, construction, commercial and land lending may expose us to increased lending risks".

- Changes in estimation methods and assumptions that have affected your analysis of the reasonability of your allowance for loan losses due to increases in your loan portfolio related to larger loan balances to higher-risk single borrowers or groups of related borrowers.

- Increases in the dollar amount of substandard assets totaling $355,000 in 2006 as compared to $227,000 in 2005 as stated in Table 16, Classified and Criticized Assets" on page 52.   Refer to the third paragraph in the "Analysis and Determination of the Allowance for Loan Losses" on page 53 that states no portion of the allowance was allocated to problem loans at December 31, 2006.

- Non accruing loans were $439,000 as of December 31, 2006, a 428% increase as compared to $83,000 as of December 31, 2005 as stated in Table 15, Non-performing Assets on page 51.   Consider in your response that non accruing loans as of December 31, 2006 are 70% of your allowance for loans losses of $623,000 as of that date.

- The estimated loan loss on the non accruing commercial real estate loan for $191,000 collateralized by restaurant property for which you have initiated foreclosure proceedings. Refer to Table 15, Non-performing Assets on page 51.

- The current collection status of the residential real estate loans for totaling $647,000 that were past due as of December 31, 2006 considering they were equal to 103% of the allowance for loan losses as of that date. Refer to Table 17, Selected Loss Delinquencies.

23.   Tell us and discuss in this section the effect on your provision for loan losses for 2005 of the foreclosed real estate totaling $1.019 million that was transferred out of your loan portfolio during the year ended December 31, 2005 as stated in Table 3, Summary of Loan Activity on page 44.

24.   Tell us and revise this section to state if this foreclosed real estate is the same as that described in footnote (1) to Table 3 on page 44 that states $1.2 million in real estate loans held-for sale area not reflected in your loan portfolio as of December 31, 2006.

•   Assuming they are the same real estate assets, discuss in this section the current sale status of the foreclosed real estate held-for-sale and any additional charges to the allowance for loan loses related to impairments to the fair value of the foreclosed property.

•   Reconcile the $1.019 million of foreclosed real estate in Table 3 to the $222,000 of foreclosed real estate shown in Table 15, Non-performing assets as of December 31, 2005 on page 51.

Average Balance Sheet and Related Yields and Rates, page 49

25.   With respect to footnote (1) on page 49 please tell us and discuss in the note the following:

•   Your accounting basis for including in your calculation of yields and costs letters of credit for $1.6 million and $713,000 which are considered land loans with *zero interest earned* during 2006 and 2005.

•   Your accounting basis for including in non-interest bearing deposits these letters of credit in which *no interest is paid.*

•   Provide a cross reference to the related note in the financial statements that explains your accounting and valuation of these letters of credit including why no interest was imputed on the land loans during these periods.

Risk Management; Overview, page 50

26.   Please discuss whether you face any risk that you may have to buy-back loans that you had previously sold due to early default.

27.   Disclose if at the end of the most recent reported period any loan concentrations exceeding 10% of the total loans which are not otherwise disclosed as a category of loans. Refer to Item III.C.4 of Industry Guide 3.

Directors' Compensation, page 60

28.   Revise this section to include the narrative disclosure called for by Item 402(f)(3) of
        Regulation SB. In particular, please discuss the manner in which directors are paid for
        their service, including attendance requirements and any other factors that affect their
        compensation. Also, please revise this section to briefly explain Mr. Jamison's
        inspection services which he provides to Walden Federal.

Directors' Retirement Plan, page 60

29.   Please define what constitutes a change in control under these agreements, including
        whether a second step conversion would constitute a change in control.

Executive Compensation, page 60

Summary Compensation Table, page 61

30.   Revise this section to expand the narrative disclosure required by Item 402(e) of
        Regulation SB. In particular, we note that the named executive officers received
        substantial bonuses in 2006. Please discuss the material terms of the bonus plan, as
        required by Item 402(3)(i). Also, consider whether the payments are correctly considered
        "bonus" payments or "non-equity compensation" as defined by Release 33-8732.

Subscriptions by Executive Officers and Directors, page 64

31.   We note that three of your directors intend to purchase 100,000 shares each in the
        offering; however, it appears that the purchase limitation for individuals is 75,000.
        Please disclose the basis on which these directors are able to purchase 100,000 shares.

Regulation of Federal Savings Associations, page 65

32.   To the extent that you have not disclosed where Walden Federal fits in to each
        discussion, please add disclosure. For example, when you discuss the Office of Thrift
        Supervision's categories of undercapitalization, please disclose how Walden Federal is
        categorized under this system.

The Stock Offering, page 71

33.   In the first paragraph of this section, you state that Hometown Bancorp will offer 49.9%
        of its common stock to the public; however, disclosure throughout this registration
        statement refers to 45%. Please reconcile.

Opinions, Exhibit 5.1 and 8.1

34.   We note the language in your legality opinion and tax opinion that they are each issued as of the "date hereof" and that you are under no obligation to update your opinion; please either revise this language to correspond to the effective date of the registration statement or represent to the staff that you will file this opinion concurrent with your acceleration request.

Financial Statements as of December 31, 2006

Note 1, Significant Accounting Policies

Securities, page F-7

35.   We refer to the statement in the third paragraph that states premiums and discounts on securities available for sale and held to maturity for are recognized in interest income using *a method which approximates the interest method* over the term of the securities. Please tell us and revise this note to:

   • Describe the specific method used to amortize discounts and accrete premiums;

   • State if the use of this method results in a material difference with respect to what the result would have been had the effective interest method been used.

Note 1, Summary of Significant Accounting Policies, Loans Receivable, page F-8

36.   We refer to the purchase of loan participations for $2.2 million in 2006 as stated in Table 2, Summary of Loan Activity on page 44. Please tell us and revise this note to describe how these loan participations are valued and how impairments are determined and recorded in the financial statements. Provide a cross reference and state where these loan participations are disclosed in Note 3, Loans Receivable and Allowance for Loan Losses on page F-16.

Segment Information, page F-11

37.   We refer to the statement that the Company states it does not have discrete financial information to allocate expenses between its community banking and investment brokerage activities.   Please revise Note 1, Significant Accounting Policies to describe the revenue recognition policies with respect to your investment brokerage activities or state, if true that they are immaterial.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Edwin Adames at (202) 551-3447 or John P. Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Lawrence M.F. Spaccasi, Esq.
        Christina M. Gattuso, Esq.
        Muldoon Murphy & Aguggia LLP
        5101 Wisconsin Avenue, NW
        Washington, DC 20016